SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULES 13d-1(b), (c) and (d) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(b)

(Amendment No. 4)*

Helix Energy Solutions Group, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

42330P107

(CUSIP Number)

Calendar Year 2011

(Date of Event Which Requires Filing of this Statement)

Check the following box to designate the rule pursuant to which the Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP NO. 42330P107

(1)	Name of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Owen Kratz
(2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
(3)	SEC Use Only
(4)	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned By Each Reporting Person With:	(5) Sole Voting Power 5,072,792
(6) Shared Voting Power 1,000,000
(7) Sole Dispositive Power 5,072,792
(8) Shared Dispositive Power 1,000,000
(9)	Aggregate Amount Beneficially Owned by Each Reporting Person 6,072,792
(10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
(11)	Percent of Class Represented by Amount in Row (9) 5.7%
(12)	Type of Reporting Person (See Instructions) IN

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Item 1.

(a)	Name of Issuer	Helix Energy Solutions Group, Inc.

(b)	Address of Issuer’s Principal Executive Offices	400 N. Sam Houston Parkway E.
Suite 400
Houston, Texas 77060

Item 2.

(a)	Name of Person Filing	Owen Kratz

(b)	Address of Principal Business Offices	400 N. Sam Houston Parkway E.
Suite 400
Houston, Texas 77060

(c)	Citizenship	United States

(d)	Title of Class of Securities	Common Stock

(e)	CUSIP Number	42330P107

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable. This statement on Schedule 13G is not being filed pursuant to Rule 13d-1(b), 13d-2(b) or 13d-2(c).

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

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Item 4.	Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount Beneficially Owned: 6,072,792

(b)	Percent of Class:		5.7%[1]	.

(c)	Number of shares as to which such person has:

	(i)	Sole power to vote or to direct the vote:	5,072,792	.

	(ii)	Shared power to vote or to direct the vote:	1,000,000	.

	(iii)	Sole power to dispose or to direct the disposition of:	5,072,792	.

	(iv)	Shared power to dispose or to direct the disposition of:	1,000,000	.

The foregoing stock ownership figures include 1,000,000 shares of common stock held by Joss Investments Limited Partnership, an entity of which Mr. Kratz is a general partner. Mr Kratz disclaims beneficial ownership of the shares held by Joss Investments Limited Partnership for purposes of Sections 13(d) and 13(g) of the Securities Exchange Act. Voting and dispositive power over the shares held by Joss Investments Limited Partnership are held by the two general partners who must each approve all such actions.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following. ☐

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

[1]	Based upon 107,456,481 shares outstanding as of December 31, 2011.

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that that information set forth in this statement is true, complete and correct.

February 8, 2012
Date

/s/ Owen Kratz
Signature

Owen Kratz
Name/Title

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power or attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)

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